FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 21, 2008**

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   **95476**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(707) 935-3200**

(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Section 2 – Financial Information

Item 2.02.   **Results of Operations and Financial Condition**

On October 21, 2008, Sonoma Valley Bancorp announced record total assets for its third quarter ended September 30, 2008, on the press release attached as Exhibit 99.

Section 9 – Financial Statements and Exhibits

Item 9.01.   **Financial Statements and Exhibits**

Exhibit No.   Exhibit Description

99   Press release dated October 21, 2008, titled "Sonoma Valley Bancorp Announces Record Total Assets for the Third Quarter"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2008

Sonoma Valley Bancorp, a California corporation

/s/Mary Dieter Smith
Mary Dieter Smith, Executive Vice President,
and Chief Financial Officer
(Principal Financial and Accounting Officer)